Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated September 8, 2011

Final Terms for Issuance

Issuer:	Toyota Motor Credit Corporation

Security:	Fixed Rate Medium Term Notes, Series B

Issuer Senior Long-Term Debt Ratings:	Aa3 (stable outlook) / AA- (negative outlook)

CUSIP / ISIN:	89233P5E2 / US89233P5E25

Pricing Date:	September 8, 2011

Settlement Date:	September 15, 2011

Maturity Date:	September 15, 2016

Principal Amount:	$1,500,000,000

Benchmark Treasury:	UST 1.00% due August 31, 2016

Treasury Yield:	0.860%

Spread to Treasury:	125 bps

Re-offer Price:	99.481%

Commission:	0.35%

All-in Price to Issuer:	99.131%

Net Proceeds to Issuer:	$1,486,965,000

Coupon:	Fixed Rate

Coupon Rate:	2.000%

Yield:	2.110%

Interest Payment Frequency:	Semi-annual

Initial Interest Payment Date:	March 15, 2012

Interest Payment Dates:	On the 15th of each March and September, and on the Maturity Date

Day Count Convention:	30/360

Business Day Convention:	Following, unadjusted

Business Days:	New York

Optional Make-Whole Redemption:	T + 20 bps

The notes will be redeemable, in whole or in part, at the Issuer’s option at any time, at a "make-whole" redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to the date of redemption.

"Comparable Treasury Issue" means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

"Reference Treasury Dealer" means each of BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Governing Law:	New York
Bookrunners:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC
Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Capital Markets Inc. RBC Capital Markets, LLC Mizuho Securities
Junior Co-Managers:	CastleOak Securities, L.P. Muriel Siebert & Co., Inc.
DTC Number:	#773

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the prospectus dated March 2, 2009 and prospectus supplement thereto dated March 10, 2009 relating to these notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674; Deutsche Bank Securities Inc. at 1-800-503-4611; Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322; Morgan Stanley & Co. LLC at 1-866-718-1649 or UBS Securities LLC at 1-877-827-6444 (ext 561-3884).

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